UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER: 001-41267

CUSIP NUMBER: 02919L604

NOTIFICATION OF LATE FILING

(Check One)

☒ Form 10-K	☐ Form 20-F	☐ Form 11-K
☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

AMERICAN REBEL HOLDINGS, INC.
Full Name of Registrant

N/A
Former Name if Applicable

5115 Maryland Way, Suite 303
Address of Principal Executive Office (Street & Number)

Brentwood, TN 37027
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

American Rebel Holdings, Inc. is hereby notifying the SEC of its inability to file its Annual Form 10-K for the year ended December 31, 2024 within the prescribed time period. Although the financial statements are substantially complete, unforeseen complications have arisen that necessitate this extension.

1.	iXBRL Tagging Challenges: Recent issues with Inline XBRL (iXBRL) implementation have caused delays in accurately finalizing the electronic filing. This aligns with the widely reported challenges faced by companies transitioning to iXBRL compliance standards.

2.	Reverse Stock Split Computations: The recent reverse stock split has required extensive recalculations regarding share price adjustments and outstanding shares, introducing complexities in the financial reporting process.

American Rebel is diligently addressing these matters to ensure the integrity and accuracy of our filing. The Company expects to file the required report well within the extension period, as allowed by SEC rules.

American Rebel Holdings, Inc. remains committed to transparency and compliance with all applicable financial reporting requirements. We appreciate your understanding as we resolve these issues.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Charles A. Ross, Jr.	(833)	267-3235
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

☒ Yes ☐ No

If answer is no, identify report(s).

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

The Company anticipates reporting revenues of approximately $11.4 million for the year ended December 31, 2024; as opposed to revenues of $16.0 million for the year ended December 31, 2023. However, these results of operations are still under final audit review and subject to change.

AMERICAN REBEL HOLDINGS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2025

By:	/s/ Charles A. Ross, Jr.
Charles A. Ross, Jr., Chief Executive Officer

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C.1001).